Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 9 DATED JULY 31, 2008

TO THE PROSPECTUS DATED APRIL 24, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2007 relating to our offering of 475,000,000 shares of common stock, as supplemented by supplement no. 7 dated April 18, 2008 and supplement no. 8 dated May 23, 2008. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	information regarding the renewal and amendment of our advisory agreement;
•	additional liquidity information regarding programs sponsored by our sponsor;
•	biographical information about our recently appointed independent director, John L. Dixon; and
•	information regarding amendments to our charter and the size of our board of directors.

Renewal and Amendment of Advisory Agreement

On July 1, 2008, we renewed our advisory agreement (the “Renewed Agreement”) with Wells Capital, our advisor, after the existing advisory agreement, entered into effective April 24, 2008, expired on June 30, 2008. Except as noted below, the Renewed Agreement is substantially the same as the agreement that remained in effect through June 30, 2008.

The Renewed Agreement effects a phased-in reduction of the asset management fee. Through June 30, 2008 the monthly asset management fee was calculated based on an annualized fee of 0.75% of the adjusted cost of our assets, where adjusted cost was generally equal to the actual amount invested on our behalf in properties and joint ventures. The Renewed Agreement requires payment of a monthly asset management fee based on an annualized fee of 0.75% of the adjusted cost of our assets for the months of July, August, and September, 2008. Thereafter, the monthly asset management fee is based on an annualized fee of 0.625% of the adjusted cost of our assets until the monthly payment equals $2,708,333.33 (or $32.5 million annualized). The monthly payment remains capped at that amount until the adjusted cost of our assets is at least $6.5 billion, after which the monthly asset management fee is based on an annualized fee of 0.5% of the adjusted cost of our assets. Notwithstanding the foregoing, the monthly asset management fee related to the AT&T Lindbergh Center is currently an annualized fee of 0.5% of the cost of the property.

In addition to the reduction of the asset management fee, the Renewed Agreement changes how the limit on asset management fees is calculated. Previously, the limit (1% of net asset value) was calculated quarterly. The Renewed Agreement requires a monthly calculation of net asset value. Under the Renewed Agreement, the aggregate asset management fee payable in any three-month period is limited to 0.25% of the average of the preceding three months’ net asset value calculations. In both cases, to the extent the payments exceed the limitation, the excess is credited against future asset management fee payments. Net asset value is calculated as the adjusted cost of our assets less our outstanding debt (excluding debt borrowed for purposes other than acquiring, improving or refinancing investment properties).

All other material terms, including the services to be performed, the standard of performance, and the limitations on our advisor’s other activities, remain unchanged.

Prior Program Liquidity Events

Our sponsor, or one of its affiliates, has previously sponsored 17 public programs, including two REITs. Each of these programs stated in its prospectus filed with the Securities and Exchange Commission a date by which the program might be liquidated. Of these 17 prior programs, four liquidated ahead of their expected liquidity date, 12 have not yet reached their respective liquidity dates, and one has delayed its liquidity date, as described below.

The four programs that liquidated prior to their anticipated liquidity date did so after the disposition of all their interests in real property and other assets and after a distribution to the holders of their securities of the proceeds of the liquidation, pursuant to the agreements governing each program.

The earliest liquidation date for the 12 offerings that have not yet reached their anticipated liquidity date is December 31, 2014, and none of these 12 offerings have determined to extend its liquidation date.

Piedmont REIT sought and has received stockholder approval to extend the date by which it must commence an orderly process of liquidation if its shares were not listed on a securities exchange from January 30, 2008 to July 30, 2009. Piedmont REIT also received stockholder approval to grant to its board of directors the sole discretion to further extend the liquidation date to January 30, 2011. Piedmont REIT has reported that its board of directors made the recommendation to its stockholders to extend its liquidity date based on its assessment of volatility in the public real estate securities market, fundamentals of the office real estate market, the prices that could be obtained in a sales transaction for Piedmont REIT and discussions with its financial advisor regarding the long-term potential values of Piedmont REIT.

Management

Provided below is certain biographical information about our recently appointed independent director, John L. Dixon. Mr. Dixon was appointed to fill a vacancy on our board of directors.

John L. Dixon became one of our independent directors in July 2008. As of the date of this supplement, Mr. Dixon is 65 years old. Mr. Dixon has over 40 years experience in the financial services industry and has spent the majority of his professional career serving in various executive roles for broker-dealer companies controlled or wholly owned by Pacific Life. Mr. Dixon’s affiliation with Pacific Life began in 1984 as Vice President, Financial Planning with Lowry Financial Service Corporation, which became a wholly owned subsidiary of Pacific Life. During his 23-year tenure with Pacific Life, Mr. Dixon held numerous positions, and prior to his retirement from Pacific Life in June 2007, Mr. Dixon was President and Director of Pacific Select Group, LLC; Chairman and Chief Executive Officer of Mutual Service Corporation; Director of Waterstone Financial Group; Director of United Planners Financial Services; Director of Associated Financial Group, Inc. and Manager of M.L. Stern & Co. LLC. Upon his retirement from Pacific Life, Mr. Dixon assumed an interim position with LPL Financial to assist in the transition of Pacific Life firms acquired by LPL Financial. Mr. Dixon retired from full-time employment in June 2008.

During his financial services career, Mr. Dixon participated in many industry service organizations. He is a founding director of the Financial Planning Association (formerly the Institute of Certified Financial Planners) and previously served two terms as a director with the Institute of Certified Financial Planners from 1976-1977 and 2001-2003. From 1986-2004, Mr. Dixon served as a Trustee of the National Endowment for Financial Education where he was a member of the Investment Committee, the Executive Committee and served as Chairman of the Board of Trustees. Mr. Dixon received a four-

year Certificate of Christian Education from Prairie Bible Institute in Alberta, Canada. He is a graduate of American College where he earned Masters of Science degrees in Financial Services and Management.

Amendments to Our Charter

At our annual stockholders meeting on July 23, 2008, our stockholders approved amendments to our charter requested by certain states in connection with the registration of our second follow-on public offering. These amendments will be filed with the Maryland Department of Assessments and Taxation prior to commencement of our second follow-on public offering and will be effective upon filing. The text of these amendments is included in our proxy statement filed with the Securities Exchange Commission on April 29, 2008.

Changes to the Size of Our Board of Directors

Our board of directors voted on July 23, 2008 to reduce the size of the board of directors from ten members to eight. Following the appointment of Mr. Dixon, there are no vacant board positions.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated April 24, 2007, supplement no. 7 dated April 18, 2008, supplement no. 8 dated May 23, 2008 and supplement no. 9 dated July 31, 2008.

Supplement no. 7 supersedes and replaces supplement no. 1 through supplement no. 6 to the prospectus. Supplement no. 7 includes:

•	the status of our public offerings;

•	information regarding revisions to suitability standards in Iowa, Kansas, New Mexico, North Carolina and Pennsylvania;

•	information regarding our real estate acquisitions and related financings since April 24, 2007;

•	information regarding our indebtedness;

•	risks related to our corporate structure and our international investments;

•	information regarding amendments to our bylaws and code of ethics;

•	updated information regarding legal actions against related parties;

•	updated biographical information related to Messrs. Wells, Williams and Jarrett;

•	a clarification regarding our charter-imposed borrowing limitation;

•	information regarding a rescission offer currently being conducted in Pennsylvania;

•	information regarding the renewal of our advisory agreement;

•	information regarding the market price of and distributions on our common stock and related stockholder matters;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 27, 2008;

•	our audited financial statements as of and for the year ended December 31, 2007 as filed in our Annual Report on Form 10-K, filed on March 27, 2008;

•	audited financial statements of certain property acquisitions; and

•	unaudited pro forma financial information for the year ended December 31, 2007.

Supplement no. 8 includes:

•	the status of our public offerings;

•	information regarding revision to suitability standards in Alaska;

•	the acquisition of five office buildings containing approximately 1,040,000 aggregate rentable square feet located on approximately 16.6 acres of land in Atlanta, Georgia (the “Lenox Park Buildings”);

•	information regarding our indebtedness;

•	information regarding the renewal of our advisory agreement;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2008, filed on May 14, 2008;

•	our unaudited financial statements as of and for the three months ended March 31, 2008 as filed in our Quarterly Report on Form 10-Q, filed on May 14, 2008;

•	audited financial statement of the Lenox Park Buildings; and

•	unaudited pro forma financial statements as of March 31, 2008 and for the year ended December 31, 2007 and the three months ended March 31, 2008.

Supplement no. 9 includes:

•	information regarding the renewal and amendment of our advisory agreement;

•	additional liquidity information regarding programs sponsored by our sponsor;

•	biographical information about our recently appointed independent director, John L. Dixon; and

•	information regarding amendments to our charter and the size of our board of directors.